Exhibit 99.2

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the three months ended		For the six months ended
(unaudited, in millions of Canadian dollars except for per share amounts)	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
Revenue
Premiums
Gross	$5,056	$4,639	$9,789	$8,898
Less: Ceded	1,133	1,076	2,302	2,157
Net premiums	3,923	3,563	7,487	6,741
Net investment income (loss):
Interest and other investment income	1,372	1,339	2,686	2,764
Fair value and foreign currency changes on assets and liabilities (Note 4)	1,309	3,223	1,967	5,953
Net gains (losses) on available-for-sale assets	58	54	113	129
Net investment income (loss)	2,739	4,616	4,766	8,846
Fee income	1,460	1,354	2,878	2,728
Total revenue	8,122	9,533	15,131	18,315

Benefits and expenses
Gross claims and benefits paid (Note 6)	3,824	3,848	7,856	7,553
Increase (decrease) in insurance contract liabilities (Note 6)	2,233	4,030	2,916	7,468
Decrease (increase) in reinsurance assets (Note 6)	165	(76)	300	(93)
Increase (decrease) in investment contract liabilities (Note 6)	18	5	31	15
Reinsurance expenses (recoveries) (Note 7)	(1,072)	(1,017)	(2,230)	(2,044)
Commissions	589	579	1,206	1,119
Net transfer to (from) segregated funds (Note 10)	(2)	(76)	(15)	(133)
Operating expenses	1,567	1,443	3,165	2,812
Premium taxes	94	87	185	165
Interest expense	87	79	167	160
Total benefits and expenses	7,503	8,902	13,581	17,022

Income (loss) before income taxes	619	631	1,550	1,293
Less: Income tax expense (benefit) (Note 8)	(23)	120	159	212

Total net income (loss)	642	511	1,391	1,081
Less: Net income (loss) attributable to participating policyholders and non-controlling interests	45	7	220	13

Shareholders’ net income (loss)	597	504	1,171	1,068
Less: Preferred shareholders’ dividends	23	24	46	48
Common shareholders’ net income (loss)	$574	$480	$1,125	$1,020

Average exchange rates during the reporting periods:
U.S. dollars	1.34	1.29	1.33	1.33
U.K. pounds	1.72	1.85	1.68	1.91
Earnings (loss) per share (Note 12)
Basic	$0.93	$0.78	$1.83	$1.66
Diluted	$0.93	$0.78	$1.83	$1.66

Dividends per common share	$0.435	$0.405	$0.855	$0.795

The attached notes form part of these Interim Consolidated Financial Statements.

36	Sun Life Financial Inc.	Second Quarter 2017	INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	For the three months ended		For the six months ended
(unaudited, in millions of Canadian dollars)	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
Total net income (loss)	$642	$511	$1,391	$1,081
Other comprehensive income (loss), net of taxes:
Items that may be reclassified subsequently to income:
Change in unrealized foreign currency translation gains (losses):
Unrealized gains (losses)	(321)	(182)	(419)	(964)
Change in unrealized gains (losses) on available-for-sale assets:
Unrealized gains (losses)	90	192	190	308
Reclassifications to net income (loss)	(31)	(34)	(61)	(80)
Change in unrealized gains (losses) on cash flow hedges:
Unrealized gains (losses)	(4)	–	(10)	(16)
Reclassifications to net income (loss)	–	(2)	2	–
Share of other comprehensive income (loss) in joint ventures and associates:
Unrealized gains (losses)	(32)	(19)	(22)	(41)
Reclassifications to net income (loss) upon change in control	–	–	–	(8)
Total items that may be reclassified subsequently to income	(298)	(45)	(320)	(801)
Items that will not be reclassified subsequently to income:
Remeasurement of defined benefit plans	(61)	(32)	(69)	(58)
Revaluation surplus on transfer to investment properties (Note 4.F)	139	–	139	–
Total items that will not be reclassified subsequently to income	78	(32)	70	(58)
Total other comprehensive income (loss)	(220)	(77)	(250)	(859)
Total comprehensive income (loss)	422	434	1,141	222
Less: Participating policyholders’ and non-controlling interests’ comprehensive income (loss)	42	7	216	7
Shareholders’ comprehensive income (loss)	$380	$427	$925	$215
INCOME TAXES INCLUDED IN OTHER COMPREHENSIVE INCOME (LOSS)

	For the three months ended		For the six months ended
(unaudited, in millions of Canadian dollars)	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
Income tax benefit (expense):
Items that may be reclassified subsequently to income:
Unrealized foreign currency translation gains / losses	$–	$1	$–	$1
Unrealized gains / losses on available-for-sale assets	(30)	(61)	(80)	(92)
Reclassifications to net income for available-for-sale assets	11	16	22	27
Unrealized gains / losses on cash flow hedges	1	(1)	3	2
Reclassifications to net income for cash flow hedges	–	–	(1)	–
Total items that may be reclassified subsequently to income	(18)	(45)	(56)	(62)
Items that will not be reclassified subsequently to income:
Remeasurement of defined benefit plans	29	12	33	24
Revaluation surplus on transfer to investment properties (Note 4.F)	(33)	–	(33)	–
Total items that will not be reclassified subsequently to income	(4)	12	–	24
Total income tax benefit (expense) included in other comprehensive income (loss)	$(22)	$(33)	$(56)	$(38)

The attached notes form part of these Interim Consolidated Financial Statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2017	37

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As at
(unaudited, in millions of Canadian dollars)		June 30, 2017	December 31, 2016
Assets
Cash, cash equivalents and short-term securities (Note 4)		$7,826	$8,642
Debt securities (Note 4)		73,407	71,887
Equity securities (Note 4)		5,912	5,774
Mortgages and loans		40,735	40,775
Derivative assets		1,566	1,608
Other invested assets (Note 4)		4,015	3,931
Policy loans		3,109	3,141
Investment properties (Note 4)		6,982	6,592
Invested assets		143,552	142,350
Other assets		5,056	5,109
Reinsurance assets (Note 6)		4,762	5,144
Deferred tax assets		1,501	1,448
Intangible assets		1,647	1,703
Goodwill		5,237	5,317
Total general fund assets		161,755	161,071
Investments for account of segregated fund holders (Note 10)		102,066	97,167
Total assets		$263,821	$258,238
Liabilities and equity
Liabilities
Insurance contract liabilities (Note 6)		$116,609	$115,057
Investment contract liabilities (Note 6)		3,036	2,913
Derivative liabilities		2,004	2,512
Deferred tax liabilities		768	687
Other liabilities		12,057	12,399
Senior debentures		1,299	1,299
Subordinated debt		3,038	3,836
Total general fund liabilities		138,811	138,703
Insurance contracts for account of segregated fund holders (Note 10)		94,967	90,388
Investment contracts for account of segregated fund holders (Note 10)		7,099	6,779
Total liabilities		$240,877	$235,870
Equity
Issued share capital and contributed surplus		$10,949	$10,943
Shareholders’ retained earnings and accumulated other comprehensive income		11,367	11,013
Total shareholders’ equity		22,316	21,956
Participating policyholders’ equity		628	412
Total equity		$22,944	$22,368
Total liabilities and equity		$263,821	$258,238

Exchange rates at the end of the reporting periods:
	U.S. dollars	1.30	1.34
	U.K. pounds	1.69	1.66

The attached notes form part of these Interim Consolidated Financial Statements.

Approved on behalf of the Board of Directors on August 9, 2017.

Dean A. Connor	Sara G. Lewis
President and Chief Executive Officer	Director

38	Sun Life Financial Inc.	Second Quarter 2017	INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	For the six months ended
(unaudited, in millions of Canadian dollars)	June 30, 2017	June 30, 2016
Shareholders:
Preferred shares
Balance, beginning and end of period	$2,257	$2,257
Common shares (Note 9)
Balance, beginning of period	8,614	8,567
Stock options exercised	4	15
Balance, end of period	8,618	8,582
Contributed surplus
Balance, beginning of period	72	76
Share-based payments	3	3
Stock options exercised	(1)	(3)
Balance, end of period	74	76
Retained earnings
Balance, beginning of period	9,360	7,891
Net income (loss)	1,171	1,068
Dividends on common shares	(525)	(487)
Dividends on preferred shares	(46)	(48)
Transactions with non-controlling interests	–	(47)
Transfer from accumulated other comprehensive income (loss)	(13)	–
Balance, end of period	9,947	8,377
Accumulated other comprehensive income (loss), net of taxes (Note 13)
Balance, beginning of period	1,653	2,459
Total other comprehensive income (loss) for the period	(246)	(853)
Transfer to retained earnings	13	–
Balance, end of period	1,420	1,606
Total shareholders’ equity, end of period	$22,316	$20,898
Participating policyholders:
Balance, beginning of period	$412	$168
Net income (loss)	220	14
Total other comprehensive income (loss) for the period (Note 13)	(4)	(5)
Total participating policyholders’ equity, end of period	$628	$177
Total non-controlling interests, end of period (Note 13)	$–	$16
Total equity	$22,944	$21,091

The attached notes form part of these Interim Consolidated Financial Statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2017	39

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the three months ended		For the six months ended
(unaudited, in millions of Canadian dollars)	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
Cash flows provided by (used in) operating activities(1)
Income (loss) before income taxes	$619	$631	$1,550	$1,293
Adjustments:
Interest expense related to financing activities	60	68	125	139
Increase (decrease) in insurance and investment contract liabilities	2,251	4,035	2,947	7,483
Decrease (increase) in reinsurance assets	165	(76)	300	(93)
Realized and unrealized (gains) losses and foreign currency changes on invested assets	(1,367)	(3,277)	(2,080)	(6,082)
Sales, maturities and repayments of invested assets	13,380	13,182	26,055	25,518
Purchases of invested assets	(14,206)	(13,497)	(27,881)	(26,359)
Income taxes received (paid)	(80)	(63)	(228)	(190)
Mortgage securitization (Note 4)	139	183	193	331
Other operating activities	361	144	(277)	(389)
Net cash provided by (used in) operating activities	1,322	1,330	704	1,651
Cash flows provided by (used in) investing activities
Net (purchase) sale of property and equipment	(51)	(27)	(94)	(47)
Investment in and transactions with joint ventures and associates	(89)	(333)	(95)	(333)
Dividends received from joint ventures and associates	12	14	17	14
Acquisitions, net of cash and cash equivalents acquired	–	–	–	(1,237)
Other investing activities	(22)	(21)	40	(38)
Net cash provided by (used in) investing activities	(150)	(367)	(132)	(1,641)
Cash flows provided by (used in) financing activities
Increase in (repayment of) borrowed funds	(27)	(36)	(27)	(133)
Issuance of subordinated debt, net of issuance costs	–	–	–	348
Redemption of senior debentures and subordinated debt (Note 9)	–	(950)	(800)	(950)
Issuance of common shares on exercise of stock options	–	5	3	12
Dividends paid on common and preferred shares	(292)	(269)	(570)	(528)
Interest expense paid	(54)	(76)	(152)	(138)
Net cash provided by (used in) financing activities	(373)	(1,326)	(1,546)	(1,389)
Changes due to fluctuations in exchange rates	(80)	(55)	(111)	(342)
Increase (decrease) in cash and cash equivalents	719	(418)	(1,085)	(1,721)
Net cash and cash equivalents, beginning of period	4,705	5,209	6,509	6,512
Net cash and cash equivalents, end of period	5,424	4,791	5,424	4,791
Short-term securities, end of period	2,236	1,549	2,236	1,549
Net cash, cash equivalents and short-term securities, end of period (Note 4)	$7,660	$6,340	$7,660	$6,340

(1)	Balances in 2016 have been changed to conform with current period presentation.

The attached notes form part of these Interim Consolidated Financial Statements.

40	Sun Life Financial Inc.	Second Quarter 2017	INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Condensed Notes to the Interim Consolidated Financial Statements

(Unaudited, in millions of Canadian dollars except for per share amounts and where otherwise stated)

1.     Significant Accounting Policies

Description of Business

Sun Life Financial Inc. (“SLF Inc.”) is a publicly traded company domiciled in Canada and is the holding company of Sun Life Assurance Company of Canada (“Sun Life Assurance”). SLF Inc. and its subsidiaries are collectively referred to as “us”, “our”, “ours”, “we”, or “the Company”.

Our Interim Consolidated Financial Statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued and adopted by the International Accounting Standards Board (“IASB”). We have used accounting policies which are consistent with our accounting policies in our 2016 Annual Consolidated Financial Statements, except as disclosed in Note 2 below. Our Interim Consolidated Financial Statements should be read in conjunction with our 2016 Annual Consolidated Financial Statements, as interim financial statements do not include all the information incorporated in annual consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”).

2.     Changes in Accounting Policies

Amended International Financial Reporting Standards Adopted in 2017

The following amendments are effective for annual periods beginning on or after January 1, 2017, and did not have a material impact on our Interim Consolidated Financial Statements.

In January 2016, the IASB issued narrow-scope amendments to IAS 12 Income Taxes (“IAS 12”). The amendments clarify how to account for deferred tax assets related to unrealized losses on debt instruments measured at fair value. These amendments were applied retrospectively.

In January 2016, the IASB issued Disclosure Initiative (Amendments to IAS 7), which amends IAS 7 Statement of Cash Flows. The amendments require entities to provide disclosure that enables users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes. These amendments were applied prospectively.

In December 2016, the IASB issued Annual Improvements to IFRSs 2014-2016 Cycle, which includes a minor amendment to IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”). The amendment provides clarification guidance to the scope of IFRS 12 and was applied retrospectively.

New International Financial Reporting Standards Issued in 2017

In May 2017, the IASB issued IFRS 17 Insurance Contracts (“IFRS 17”), which replaces IFRS 4 Insurance Contracts. IFRS 17 establishes the principles for the recognition, measurement, presentation and disclosure of insurance contracts. IFRS 17 requires entities to measure insurance contract liabilities at their current fulfillment values using one of three measurement models, depending on the nature of the contract. IFRS 17 is effective for annual periods beginning on or after January 1, 2021 and is to be applied retrospectively to each group of insurance contracts unless impracticable. If, and only if, it is impracticable to apply IFRS 17 retrospectively for a group of insurance contracts, an entity shall apply IFRS 17 using a modified retrospective approach or a fair value approach. IFRS 17 will affect how we account for our insurance contracts and how we report our financial performance in our Consolidated Statements of Operations. We are currently assessing the impact that IFRS 17 will have on our Consolidated Financial Statements.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2017	41

In June 2017, the IASB issued IFRIC 23 Uncertainty over Income Tax Treatments (“IFRIC 23”), which was developed by the IFRS Interpretations Committee. IFRIC 23 clarifies how to apply the recognition and measurement requirements in IAS 12 when there is uncertainty over income tax treatments, and requires an entity to determine whether tax treatments should be considered collectively or independently. In addition, IFRIC 23 addresses the assumptions an entity should make about the examination of tax treatments by taxation authorities, as well as how an entity should consider changes in facts and circumstances. IFRIC 23 also provides guidance on how to determine taxable profit (tax loss), tax bases, unused tax losses, unused tax credits, and tax rates, based on whether it is probable that a tax authority will accept an uncertain tax treatment used, or proposed to be used, by an entity in its income tax filings. IFRIC 23 is effective for annual periods beginning on or after January 1, 2019 and is to be applied retrospectively, or on a cumulative retrospective basis. We are currently assessing the impact that IFRIC 23 will have on our Consolidated Financial Statements.

Assessment of Impact on IFRS 15 Revenue from Contracts with Customers (“IFRS 15”)

IFRS 15 Revenue from Contracts with Customers (“IFRS 15”), which replaces IAS 11 Construction Contracts, IAS 18 Revenue and various interpretations, establishes principles about the nature, amount, timing, and uncertainty of revenue arising from contracts with customers. IFRS 15 requires entities to recognize revenue to reflect the transfer of goods or services to customers measured at the amounts an entity expects to be entitled to in exchange for those goods or services. IFRS 15 also provides guidance related to the costs to obtain and to fulfill a contract. IFRS 15 is effective for annual periods beginning on or after January 1, 2018 and is to be applied retrospectively, or on a cumulative retrospective basis. Insurance contracts and revenues arising from those contracts, primarily premium revenue, are not within the scope of this standard. Revenues from service contracts and service components of investment contracts that are reported in Fee income and primarily arises from our asset management businesses, are within the scope of IFRS 15. We have completed our identification of the contracts within the scope of this standard and are currently performing a detailed assessment of the revenues and costs related to these contracts to determine the potential impact that the adoption of IFRS 15 may have on our Consolidated Financial Statements. Based on our assessments completed to date, we do not expect the adoption of this standard to have a material impact on our financial results. We also continue to monitor interpretations and developments related to the standard, principally for the asset management industry.

3.     Segmented Information

We have five reportable segments: Sun Life Financial Canada (“SLF Canada”), Sun Life Financial United States (“SLF U.S.”), Sun Life Financial Asset Management (“SLF Asset Management”), Sun Life Financial Asia (“SLF Asia”), and Corporate. These reportable segments operate in the financial services industry and reflect our management structure and internal financial reporting. Corporate includes the results of our United Kingdom (“U.K.”) business unit and our Corporate Support operations, which include run-off reinsurance operations as well as investment income, expenses, capital, and other items not allocated to our other business groups.

Revenues from our reportable segments are derived principally from life and health insurance, investment management and annuities, and mutual funds. Revenues not attributed to the strategic business units are derived primarily from Corporate investments and earnings on capital. Transactions between segments are executed and priced on an arm’s-length basis in a manner similar to transactions with third parties.

The expenses in each business segment may include costs or services directly incurred or provided on their behalf at the enterprise level. For other costs not directly attributable to one of our business segments, we use a management reporting framework that uses assumptions, judgments, and methodologies for allocating overhead costs, and indirect expenses to our business segments.

Intersegment transactions consist primarily of internal financing agreements which are measured at fair values prevailing when the arrangements are negotiated. Intersegment investment income consists primarily of interest paid by SLF U.S. to Corporate. Intersegment fee income is primarily asset management fees paid by SLF Canada and Corporate to SLF Asset Management, and product distribution fees paid by SLF Asset Management to SLF U.S. Intersegment transactions are presented in the Consolidation adjustments column in the following tables.

42	Sun Life Financial Inc.	Second Quarter 2017	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Results by segment for the three months ended June 30 are as follows:

	SLF Canada	SLF U.S.	SLF Asset Management	SLF Asia	Corporate	Consolidation adjustments	Total
2017
Gross premiums:
Annuities	$828	$–	$–	$–	$7	$–	$835
Life insurance	1,079	640	–	342	23	–	2,084
Health insurance	1,205	923	–	6	3	–	2,137
Total gross premiums	3,112	1,563	–	348	33	–	5,056
Less: ceded premiums	929	148	–	50	6	–	1,133
Net investment income (loss)	1,378	921	10	421	33	(24)	2,739
Fee income	275	52	1,023	102	27	(19)	1,460
Total revenue	3,836	2,388	1,033	821	87	(43)	8,122
Less:
Total benefits and expenses	3,606	2,393	751	723	73	(43)	7,503
Income tax expense (benefit)	7	(107)	99	15	(37)	–	(23)
Total net income (loss)	$223	$102	$183	$83	$51	$–	$642
2016
Gross premiums:
Annuities	$492	$2	$–	$–	$8	$–	$502
Life insurance	1,000	662	–	460	23	–	2,145
Health insurance	1,074	910	–	4	4	–	1,992
Total gross premiums	2,566	1,574	–	464	35	–	4,639
Less: ceded premiums	911	147	–	10	8	–	1,076
Net investment income (loss)	2,106	1,314	(2)	553	671	(26)	4,616
Fee income	245	60	953	81	33	(18)	1,354
Total revenue	4,006	2,801	951	1,088	731	(44)	9,533
Less:
Total benefits and expenses	3,809	2,732	674	1,002	729	(44)	8,902
Income tax expense (benefit)	8	14	104	16	(22)	–	120
Total net income (loss)	$189	$55	$173	$70	$24	$–	$511

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2017	43

Results by segment for the six months ended June 30 are as follows:

	SLF Canada	SLF U.S.	SLF Asset Management	SLF Asia	Corporate	Consolidation adjustments	Total
2017
Gross premiums:
Annuities	$1,239	$–	$–	$–	$13	$–	$1,252
Life insurance	2,187	1,345	–	701	45	–	4,278
Health insurance	2,407	1,833	–	12	7	–	4,259
Total gross premiums	5,833	3,178	–	713	65	–	9,789
Less: ceded premiums	1,902	288	–	100	12	–	2,302
Net investment income (loss)	2,448	1,415	24	702	227	(50)	4,766
Fee income	546	106	2,006	199	58	(37)	2,878
Total revenue	6,925	4,411	2,030	1,514	338	(87)	15,131
Less:
Total benefits and expenses	6,143	4,394	1,490	1,322	319	(87)	13,581
Income tax expense (benefit)	123	(123)	186	32	(59)	–	159
Total net income (loss)	$659	$140	$354	$160	$78	$–	$1,391
2016
Gross premiums:
Annuities	$881	$4	$–	$4	$16	$–	$905
Life insurance	1,960	1,258	–	891	48	–	4,157
Health insurance	2,148	1,670	–	9	9	–	3,836
Total gross premiums	4,989	2,932	–	904	73	–	8,898
Less: ceded premiums	1,819	303	–	21	14	–	2,157
Net investment income (loss)	3,849	2,837	3	1,020	1,189	(52)	8,846
Fee income	488	117	1,932	161	68	(38)	2,728
Total revenue	7,507	5,583	1,935	2,064	1,316	(90)	18,315
Less:
Total benefits and expenses	7,169	5,396	1,372	1,870	1,305	(90)	17,022
Income tax expense (benefit)	(20)	34	213	30	(45)	–	212
Total net income (loss)	$358	$153	$350	$164	$56	$–	$1,081

4. Total Invested Assets and Related Net Investment Income

4.A Asset Classification

The carrying values of our Debt securities, Equity securities, and Other invested assets presented in our Interim Consolidated Statements of Financial Position consist of the following:

As at	Fair value through profit or loss	Available- for-sale	Other(1)	Total
June 30, 2017
Debt securities	$60,580	$12,827	$–	$73,407
Equity securities	$4,972	$940	$–	$5,912
Other invested assets	$2,139	$541	$1,335	$4,015

December 31, 2016
Debt securities	$59,466	$12,421	$–	$71,887
Equity securities	$5,016	$758	$–	$5,774
Other invested assets	$2,041	$623	$1,267	$3,931

(1)	Other consists primarily of investments accounted for using the equity method of accounting.

44	Sun Life Financial Inc.	Second Quarter 2017	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

4.B Fair Value and Foreign Currency Changes on Assets and Liabilities

Fair value and foreign currency changes on assets and liabilities recorded to net income consist of the following:

	For the three months ended		For the six months ended
	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
Fair value change:
Cash, cash equivalents and short-term securities	$1	$(1)	$1	$(19)
Debt securities	1,101	2,519	1,541	3,904
Equity securities	2	148	122	209
Derivative investments	268	581	411	2,409
Other invested assets	27	11	42	(37)
Total change in fair value through profit or loss assets and liabilities	1,399	3,258	2,117	6,466
Fair value changes on investment properties	77	69	80	94
Foreign exchange gains (losses)(1)	(167)	(104)	(230)	(607)
Fair value and foreign currency changes on assets and liabilities	$1,309	$3,223	$1,967	$5,953

(1)

Primarily arises from the translation of foreign currency denominated available-for-sale assets and mortgages and loans. Any offsetting amounts arising from foreign currency derivatives are included in the fair value change on derivative investments.

4.C Impairment of Available-For-Sale Assets

We recognized impairment losses on available-for-sale assets of $nil and $1 for the three and six months ended June 30, 2017, respectively ($1 and $2 for the three and six months ended June 30, 2016).

4.D Cash, Cash Equivalents and Short-Term Securities

Cash, cash equivalents and short-term securities presented in our Interim Consolidated Statements of Financial Position and Net cash, cash equivalents and short-term securities presented in our Interim Consolidated Statements of Cash Flows consist of the following:

As at	June 30, 2017	December 31, 2016	June 30, 2016
Cash	$920	$1,841	$1,542
Cash equivalents	4,670	4,857	3,453
Short-term securities	2,236	1,944	1,549
Cash, cash equivalents and short-term securities	7,826	8,642	6,544
Less: Bank overdraft, recorded in Other liabilities	166	189	204
Net cash, cash equivalents and short-term securities	$7,660	$8,453	$6,340

4.E Mortgage Securitization

We securitize certain insured fixed rate commercial mortgages as described in Note 5 of our 2016 Annual Consolidated Financial Statements.

The carrying value and fair value of the securitized mortgages as at June 30, 2017 are $1,282 and $1,284, respectively ($1,105 and $1,102 as at December 31, 2016). The carrying value and fair value of the associated liabilities as at June 30, 2017 are $1,334 and $1,343, respectively ($1,141 and $1,153 as at December 31, 2016). The carrying value of asset-backed securities in the principal reinvestment account (“PRA”) as at June 30, 2017 and December 31, 2016 are $56 and $40, respectively. There are no cash and cash equivalents in the PRA as at June 30, 2017 and December 31, 2016.

The fair value of the secured borrowings from mortgage securitization is based on the methodologies and assumptions for asset-backed securities described in Note 5 of our 2016 Annual Consolidated Financial Statements. The fair value of these liabilities is categorized in Level 2 of the fair value hierarchy as at June 30, 2017 and December 31, 2016.

4.F Fair Value Measurement

The fair value methodologies and assumptions for assets and liabilities carried at fair value as well as disclosures on unobservable inputs, sensitivities, and valuation processes for Level 3 assets can be found in Note 5 of our 2016 Annual Consolidated Financial Statements.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2017	45

Our assets and liabilities that are carried at fair value on a recurring basis by hierarchy level are as follows:

As at	June 30, 2017				December 31, 2016
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets
Cash, cash equivalents and short-term securities	$6,972	$854	$–	$7,826	$7,742	$900	$–	$8,642
Debt securities – fair value through profit or loss	1,019	59,047	514	60,580	1,136	57,888	442	59,466
Debt securities – available-for-sale	751	11,964	112	12,827	610	11,620	191	12,421
Equity securities – fair value through profit or loss	3,347	1,476	149	4,972	2,863	2,009	144	5,016
Equity securities – available-for-sale	758	175	7	940	584	167	7	758
Derivative assets	20	1,546	–	1,566	34	1,574	–	1,608
Other invested assets	966	133	1,581	2,680	925	195	1,544	2,664
Investment properties	–	–	6,982	6,982	–	–	6,592	6,592
Total invested assets	$13,833	$75,195	$9,345	$98,373	$13,894	$74,353	$8,920	$97,167
Investments for account of segregated fund holders	$26,810	$74,245	$1,011	$102,066	$26,435	$69,867	$865	$97,167
Total assets measured at fair value	$40,643	$149,440	$10,356	$200,439	$40,329	$144,220	$9,785	$194,334
Liabilities
Investment contract liabilities	$–	$–	$3	$3	$–	$–	$3	$3
Derivative liabilities	12	1,992	–	2,004	7	2,505	–	2,512
Total liabilities measured at fair value	$12	$1,992	$3	$2,007	$7	$2,505	$3	$2,515

Debt securities – fair value through profit or loss consist of the following:

As at	June 30, 2017				December 31, 2016
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Canadian federal government	$–	$3,173	$15	$3,188	$–	$3,101	$16	$3,117
Canadian provincial and municipal government	–	12,047	38	12,085	–	11,414	38	11,452
U.S. government and agency	1,019	121	4	1,144	1,136	56	6	1,198
Other foreign government	–	5,469	43	5,512	–	5,568	10	5,578
Corporate	–	34,515	302	34,817	–	34,166	287	34,453
Asset-backed securities:
Commercial mortgage-backed securities	–	1,572	50	1,622	–	1,697	49	1,746
Residential mortgage-backed securities	–	1,559	9	1,568	–	1,482	–	1,482
Collateralized debt obligations	–	41	–	41	–	47	29	76
Other	–	550	53	603	–	357	7	364
Total debt securities – fair value through profit or loss	$1,019	$59,047	$514	$60,580	$1,136	$57,888	$442	$59,466

46	Sun Life Financial Inc.	Second Quarter 2017	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Debt securities – available-for-sale consist of the following:

As at	June 30, 2017				December 31, 2016
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Canadian federal government	$–	$1,773	$–	$1,773	$–	$1,654	$–	$1,654
Canadian provincial and municipal government	–	1,199	–	1,199	–	1,148	–	1,148
U.S. government and agency	751	–	–	751	610	82	–	692
Other foreign government	–	749	–	749	–	766	–	766
Corporate	–	5,914	49	5,963	–	5,796	87	5,883
Asset-backed securities:
Commercial mortgage-backed securities	–	845	6	851	–	888	–	888
Residential mortgage-backed securities	–	571	–	571	–	501	–	501
Collateralized debt obligations	–	339	39	378	–	239	67	306
Other	–	574	18	592	–	546	37	583
Total debt securities – available-for-sale	$751	$11,964	$112	$12,827	$610	$11,620	$191	$12,421

There were no significant transfers between Level 1 and Level 2 for the three and six months ended June 30, 2017 and June 30, 2016.

The following tables provide reconciliations of the beginning and ending balances for assets that are categorized in Level 3:

For the three months ended	Debt securities – fair value through profit or loss	Debt securities – available- for-sale	Equity securities – fair value through profit or loss	Equity securities – available- for-sale	Other invested assets	Investment properties	Total invested assets measured at fair value	Investments for account of segregated fund holders	Total assets measured at fair value
June 30, 2017
Beginning balance	$547	$94	$146	$7	$1,567	$6,595	$8,956	$946	$9,902
Included in net income(1)(3)(5)	(1)	–	6	–	(1)	68	72	16	88
Included in OCI(3)	–	(1)	–	–	9	–	8	–	8
Purchases	83	66	5	–	145	120	419	60	479
Sales	(1)	–	–	–	(131)	(12)	(144)	(12)	(156)
Settlements	(31)	(2)	(7)	–	–	–	(40)	(1)	(41)
Transfers into Level 3(2)(6)	12	–	–	–	–	259	271	–	271
Transfers (out) of Level 3(2)	(88)	(44)	–	–	–	–	(132)	(1)	(133)
Foreign currency translation(4)	(7)	(1)	(1)	–	(8)	(48)	(65)	3	(62)
Ending balance	$514	$112	$149	$7	$1,581	$6,982	$9,345	$1,011	$10,356
Gains (losses) included in earnings relating to instruments still held at the reporting date(1)	$1	$–	$6	$–	$(1)	$63	$69	$14	$83
June 30, 2016
Beginning balance	$539	$123	$163	$7	$1,097	$6,446	$8,375	$735	$9,110
Included in net income(1)(3)(5)	8	–	1	–	(11)	58	56	7	63
Included in OCI(3)	–	1	–	–	(4)	–	(3)	–	(3)
Purchases	85	35	4	–	192	102	418	103	521
Sales	(2)	(2)	–	–	(36)	(76)	(116)	(14)	(130)
Settlements	(3)	–	–	–	–	–	(3)	–	(3)
Transfers into Level 3(2)	62	–	–	–	–	–	62	–	62
Transfers (out) of Level 3(2)	(80)	(27)	(37)	–	–	–	(144)	(2)	(146)
Foreign currency translation(4)	(12)	–	–	–	–	(19)	(31)	(36)	(67)
Ending balance	$597	$130	$131	$7	$1,238	$6,511	$8,614	$793	$9,407
Gains (losses) included in earnings relating to instruments still held at the reporting date(1)	$–	$2	$–	$–	$(10)	$96	$88	$4	$92

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2017	47

For the six months ended	Debt securities – fair value through profit or loss	Debt securities – available- for-sale	Equity securities – fair value through profit or loss	Equity securities – available- for-sale	Other invested assets	Investment properties	Total invested assets measured at fair value	Investments for account of segregated fund holders	Total assets measured at fair value
June 30, 2017
Beginning balance	$442	$191	$144	$7	$1,544	$6,592	$8,920	$865	$9,785
Included in net income(1)(3)(5)	(1)	(1)	12	–	(15)	63	58	32	90
Included in OCI(3)	–	(1)	–	–	12	–	11	–	11
Purchases	155	76	9	–	188	191	619	147	766
Sales	(21)	(1)	(7)	–	(188)	(60)	(277)	(35)	(312)
Settlements	(34)	(2)	(7)	–	–	–	(43)	(1)	(44)
Transfers into Level 3(2)(6)	80	–	–	–	49	259	388	–	388
Transfers (out) of Level 3(2)	(96)	(148)	–	–	–	–	(244)	(1)	(245)
Foreign currency translation(4)	(11)	(2)	(2)	–	(9)	(63)	(87)	4	(83)
Ending balance	$514	$112	$149	$7	$1,581	$6,982	$9,345	$1,011	$10,356
Gains (losses) included in earnings relating to instruments still held at the reporting date(1)	$2	$–	$13	$–	$(15)	$76	$76	$23	$99
June 30, 2016
Beginning balance	$527	$105	$170	$–	$1,106	$6,540	$8,448	$765	$9,213
Included in net income(1)(3)(5)	5	2	(6)	–	(65)	72	8	9	17
Included in OCI(3)	–	–	–	–	(5)	–	(5)	–	(5)
Purchases	153	60	25	7	277	189	711	136	847
Sales	(6)	(3)	–	–	(72)	(146)	(227)	(27)	(254)
Settlements	(11)	(1)	(17)	–	–	–	(29)	–	(29)
Transfers into Level 3(2)	62	–	–	–	–	–	62	–	62
Transfers (out) of Level 3(2)	(101)	(27)	(37)	–	–	–	(165)	(9)	(174)
Foreign currency translation(4)	(32)	(6)	(4)	–	(3)	(144)	(189)	(81)	(270)
Ending balance	$597	$130	$131	$7	$1,238	$6,511	$8,614	$793	$9,407
Gains (losses) included in earnings relating to instruments still held at the reporting date(1)	$–	$1	$(7)	$–	$(64)	$109	$39	$6	$45

(1)	Included in Net investment income (loss) for Total invested assets measured at fair value in our Interim Consolidated Statements of Operations.
(2)

Transfers into Level 3 occur when the pricing inputs used lack observable market data, and as a result, no longer meet the Level 1 or 2 definitions at the reporting date. Transfers out of Level 3 occur when the pricing inputs become more transparent and satisfy the Level 1 or 2 criteria and are primarily the result of observable market data being available at the reporting date, thus removing the requirement to rely on inputs that lack observability.

(3)

Total gains and losses in net income (loss) and other comprehensive income (“OCI”) are calculated assuming transfers into or out of Level 3 occur at the beginning of the period. For transfers into Level 3 during the reporting period, the entire change in fair value for the period is included in the table above. For transfers out of Level 3 during the reporting period, the change in fair value for the period is excluded from the table above.

(4)	Foreign currency translation relates to the foreign exchange impact of translating Level 3 assets of foreign subsidiaries from their functional currencies to Canadian dollars.
(5)

Investment properties included in net income is comprised of fair value changes on investment properties of $77 and $80 for the three and six months ended June 30, 2017, respectively ($69 and $94 for the three and six months ended June 30, 2016) net of amortization of leasing commissions and tenant inducements of $9 and $17 for the three and six months ended June 30, 2017, respectively ($11 and $22 for the three and six months ended June 30, 2016).

(6)

Transfers into Level 3 in Investment properties includes the reclassification of our former head office location previously classified as owner-occupied with a market value of $259 from Other assets to Investment properties. The reclassification recognized a revaluation surplus of $172, which was recorded as an increase of $139 of accumulated other comprehensive income, net of taxes of $33.

5.     Financial Instrument and Insurance Risk Management

Our risk management policies and procedures for managing risks related to financial instruments and insurance contracts can be found in Notes 6 and 7, respectively, of our 2016 Annual Consolidated Financial Statements.

Our financial instrument market risk sensitivities are included in our Management’s Discussion and Analysis (“MD&A”) for the three and six months ended June 30, 2017. The shaded text and tables in the Risk Management section of the MD&A represent our disclosures on market risk sensitivities in accordance with IFRS 7 Financial Instruments: Disclosures and include discussions on how we measure our risk and our objectives, policies, and methodologies for managing this risk. Therefore, the shaded text and tables in the MD&A represent an integral part of these Interim Consolidated Financial Statements.

48	Sun Life Financial Inc.	Second Quarter 2017	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

6.     Insurance Contract Liabilities and Investment Contract Liabilities

6.A Insurance Contract Liabilities

Changes in Insurance contract liabilities and Reinsurance assets are as follows:

	For the three months ended June 30, 2017			For the three months ended June 30, 2016
	Insurance contract liabilities	Reinsurance assets	Net	Insurance contract liabilities	Reinsurance assets	Net
Balances before Other policy liabilities and assets, beginning of period	$108,761	$4,376	$104,385	$106,156	$4,573	$101,583
Change in balances on in-force policies	1,865	(98)	1,963	3,341	47	3,294
Balances arising from new policies	809	32	777	681	31	650
Method and assumption changes(1)	(441)	(99)	(342)	8	(2)	10
Increase (decrease) in Insurance contract liabilities and Reinsurance assets	2,233	(165)	2,398	4,030	76	3,954
Foreign exchange rate movements	(1,088)	(87)	(1,001)	(950)	(34)	(916)
Balances before Other policy liabilities and assets	109,906	4,124	105,782	109,236	4,615	104,621
Other policy liabilities and assets	6,703	638	6,065	6,504	507	5,997
Total Insurance contract liabilities and Reinsurance assets, end of period	$116,609	$4,762	$111,847	$115,740	$5,122	$110,618

	For the six months ended June 30, 2017			For the six months ended June 30, 2016
	Insurance contract liabilities	Reinsurance assets	Net	Insurance contract liabilities	Reinsurance assets	Net
Balances before Other policy liabilities and assets, beginning of period	$108,411	$4,541	$103,870	$103,730	$4,812	$98,918
Change in balances on in-force policies	1,896	(253)	2,149	5,821	37	5,784
Balances arising from new policies	1,642	61	1,581	1,633	61	1,572
Method and assumption changes(1)(2)	(622)	(108)	(514)	14	(5)	19
Increase (decrease) in Insurance contract liabilities and Reinsurance assets	2,916	(300)	3,216	7,468	93	7,375
Acquisitions	–	–	–	2,196	–	2,196
Foreign exchange rate movements	(1,421)	(117)	(1,304)	(4,158)	(290)	(3,868)
Balances before Other policy liabilities and assets	109,906	4,124	105,782	109,236	4,615	104,621
Other policy liabilities and assets	6,703	638	6,065	6,504	507	5,997
Total Insurance contract liabilities and Reinsurance assets, end of period	$116,609	$4,762	$111,847	$115,740	$5,122	$110,618

(1)

Q2 2017 Method and assumption changes are mainly comprised of the favourable impact on actuarial liabilities from the resolution of tax uncertainties in a U.S. subsidiary, partially offset by increases in general provisions for the risk related to changes in reinsurance market conditions.

(2)	Q1 2017 Method and assumption changes are mainly comprised of an update to the SLF Canada participating individual life business to reflect mortality experience.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2017	49

6.B Investment Contract Liabilities

Changes in investment contract liabilities without discretionary participation features (“DPF”) are as follows:

	For the three months ended June 30, 2017		For the three months ended June 30, 2016
	Measured at fair value	Measured at amortized cost	Measured at fair value	Measured at amortized cost
Balances, beginning of period	$3	$2,444	$4	$2,236
Deposits	–	73	–	79
Interest	–	11	–	12
Withdrawals	–	(94)	–	(66)
Fees	–	(1)	–	(1)
Other	–	4	–	4
Foreign exchange rate movements	–	3	(1)	(1)
Balances, end of period	$3	$2,440	$3	$2,263

	For the six months ended June 30, 2017		For the six months ended June 30, 2016
	Measured at fair value	Measured at amortized cost	Measured at fair value	Measured at amortized cost
Balances, beginning of period	$3	$2,305	$4	$2,208
Deposits	–	275	–	193
Interest	–	23	–	23
Withdrawals	–	(170)	–	(166)
Fees	–	(3)	–	(2)
Other	–	9	–	9
Foreign exchange rate movements	–	1	(1)	(2)
Balances, end of period	$3	$2,440	$3	$2,263

Changes in investment contract liabilities with DPF are as follows:

	For the three months ended		For the six months ended
	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
Balances, beginning of period	$602	$656	$605	$701
Change in liabilities on in-force policies	6	(7)	7	(8)
Liabilities arising from new policies	1	–	1	–
Increase (decrease) in liabilities	7	(7)	8	(8)
Foreign exchange rate movements	(16)	(11)	(20)	(55)
Balances, end of period	$593	$638	$593	$638

6.C Gross Claims and Benefits Paid

Gross claims and benefits paid consist of the following:

	For the three months ended		For the six months ended
	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
Maturities and surrenders	$548	$678	$1,180	$1,343
Annuity payments	465	463	915	936
Death and disability benefits	954	927	2,072	1,866
Health benefits	1,559	1,487	3,078	2,806
Policyholder dividends and interest on claims and deposits	298	293	611	602
Total gross claims and benefits paid	$3,824	$3,848	$7,856	$7,553

50	Sun Life Financial Inc.	Second Quarter 2017	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

7.     Reinsurance (Expenses) Recoveries

Reinsurance (expenses) recoveries consist of the following:

	For the three months ended		For the six months ended
	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
Recovered claims and benefits	$923	$903	$1,927	$1,807
Commissions	20	13	40	27
Reserve adjustments	40	20	86	45
Operating expenses and other	89	81	177	165
Reinsurance (expenses) recoveries	$1,072	$1,017	$2,230	$2,044

8.     Income Taxes

Our effective income tax rate differs from the combined Canadian federal and provincial statutory income tax rate as follows:

	For the three months ended				For the six months ended
	June 30, 2017		June 30, 2016		June 30, 2017		June 30, 2016
		%		%		%		%
Total net income (loss)	$642		$511		$1,391		$1,081
Add: Income tax expense (benefit)	(23)		120		159		212
Total net income (loss) before income taxes	$619		$631		$1,550		$1,293
Taxes at the combined Canadian federal and provincial statutory income tax rate	$166	26.8	$169	26.8	$415	26.8	$346	26.8
Increase (decrease) in rate resulting from:
Higher (lower) effective rates on income subject to taxation in foreign jurisdictions	(121)	(19.5)	12	1.9	(147)	(9.5)	9	0.7
Tax (benefit) cost of unrecognized tax losses and tax credits	–	–	–	–	–	–	1	0.1
Tax exempt investment income	(53)	(8.6)	(42)	(6.6)	(87)	(5.6)	(106)	(8.2)
Adjustments in respect of prior periods, including resolution of tax disputes	(21)	(3.4)	(6)	(1.0)	(36)	(2.3)	(19)	(1.5)
Other	6	1.0	(13)	(2.1)	14	0.9	(19)	(1.5)
Total tax expense (benefit) and effective income tax rate	$(23)	(3.7)	$120	19.0	$159	10.3	$212	16.4

Statutory income tax rates in other jurisdictions in which we conduct business range from 0% to 35%, which creates a tax rate differential and corresponding tax provision difference compared to the Canadian federal and provincial statutory rate when applied to foreign income not subject to tax in Canada. Generally, higher earnings in jurisdictions with higher statutory tax rates, such as the U.S., result in an increase of our tax expense, while earnings arising in tax jurisdictions with statutory rates lower than 26.75% (rounded to 26.8% in the table above) reduce our tax expense. These differences are reported in Higher (lower) effective rates on income subject to taxation in foreign jurisdictions. The benefit for the three and six months ended June 30, 2017 is primarily due to higher income in jurisdictions with lower statutory income tax rates, and losses in jurisdictions with higher statutory income tax rates.

Tax exempt investment income includes tax rate differences related to various types of investment income that are taxed at rates lower than our statutory income tax rate, such as dividend income, capital gains arising in Canada, and various others. Fluctuations in foreign exchange rates, changes in market values of real estate properties and other investments have an impact on the amount of these tax rate differences.

Adjustments in respect of prior periods, including the resolution of tax disputes for the three and six months ended June 30, 2017 and June 30, 2016 relates mainly to the resolution of tax audits in Canada and the U.S., as well as the finalization of prior years’ Canadian tax filings.

Other for the three and six months ended June 30, 2017 primarily reflects withholding taxes on distributions from our foreign subsidiaries.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2017	51

9.     Capital Management

9.A Capital

Our capital base is structured to exceed minimum regulatory and internal capital targets, and maintain strong credit and financial strength ratings while maintaining a capital efficient structure. We strive to achieve an optimal capital structure by balancing the use of debt and equity financing. Capital is managed both on a consolidated basis under principles that consider all the risks associated with the business as well as at the business group level under the principles appropriate to the jurisdiction in which each operates. We manage the capital for all of our international subsidiaries on a local statutory basis in a manner commensurate with their individual risk profiles. Further details on our capital, and how it is managed, are included in Note 21 of our 2016 Annual Consolidated Financial Statements.

SLF Inc.’s Minimum Continuing Capital and Surplus Requirements (“MCCSR”) ratio as at June 30, 2017 exceeded the minimum regulatory target. Our principal operating insurance subsidiary in Canada, Sun Life Assurance, is also subject to the MCCSR capital rules. Sun Life Assurance’s MCCSR ratio as at June 30, 2017 exceeded the minimum regulatory target; as well, it also exceeded the supervisory target applicable to operating insurance companies. In the U.S., Sun Life Assurance operates through a branch which is subject to U.S. regulatory supervision and it exceeded the levels under which regulatory action would be required as at June 30, 2017. In addition, other subsidiaries of SLF Inc. that must comply with local capital or solvency requirements in the jurisdiction in which they operate maintained capital levels above minimum local requirements as at June 30, 2017.

Our capital base consists mainly of common shareholders’ equity, participating policyholders’ equity, preferred shareholders’ equity, and certain other capital securities that qualify as regulatory capital.

9.B Significant Capital Transactions

9.B.i Common Shares

Changes in common shares issued and outstanding were as follows:

	For the six months ended June 30,
	2017		2016
Common shares (in millions of shares)	Number of shares	Amount	Number of shares	Amount
Balance, beginning of period	613.6	$8,614	612.3	$8,567
Stock options exercised	0.1	4	0.5	15
Balance, end of period	613.7	$8,618	612.8	$8,582

9.B.ii Subordinated Debt

On March 2, 2017, SLF Inc. redeemed all of the outstanding $800 principal amount of Series 2012-1 Subordinated Unsecured 4.38% Fixed/Floating Debentures at a redemption price equal to the principal amount together with accrued and unpaid interest.

10.     Segregated Funds

10.A Investments for Account of Segregated Fund Holders

The carrying value of investments held for segregated fund holders are as follows:

As at	June 30, 2017	December 31, 2016
Segregated and mutual fund units	$87,933	$83,625
Equity securities	10,069	9,739
Debt securities	3,408	3,247
Cash, cash equivalents and short-term securities	543	460
Investment properties	377	373
Mortgages	22	28
Other assets	238	120
Total assets	$102,590	$97,592
Less: Liabilities arising from investing activities	$524	$425
Total investments for account of segregated fund holders	$102,066	$97,167

52	Sun Life Financial Inc.	Second Quarter 2017	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

10.B Changes in Insurance Contracts and Investment Contracts for Account of Segregated Fund Holders

Changes in insurance contracts and investment contracts for account of segregated fund holders are as follows:

	Insurance contracts		Investment contracts
For the three months ended	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
Balances, beginning of period	$94,039	$82,754	$7,016	$7,041
Additions to segregated funds:
Deposits	2,483	2,809	23	25
Net transfer (to) from general funds	(2)	(76)	–	–
Net realized and unrealized gains (losses)	806	1,927	154	267
Other investment income	256	250	56	58
Total additions	$3,543	$4,910	$233	$350
Deductions from segregated funds:
Payments to policyholders and their beneficiaries	2,198	2,109	166	155
Management fees	244	196	11	18
Taxes and other expenses	63	61	3	4
Foreign exchange rate movements	110	539	(30)	510
Total deductions	$2,615	$2,905	$150	$687
Net additions (deductions)	$928	$2,005	$83	$(337)
Balances, end of period	$94,967	$84,759	$7,099	$6,704

	Insurance contracts		Investment contracts
For the six months ended	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
Balances, beginning of period	$90,388	$83,670	$6,779	$7,770
Additions to segregated funds:
Deposits	5,898	5,515	45	50
Net transfers (to) from general funds	(15)	(133)	–	–
Net realized and unrealized gains (losses)	3,235	1,059	461	248
Other investment income	943	704	89	101
Total additions	$10,061	$7,145	$595	$399
Deductions from segregated funds:
Payments to policyholders and their beneficiaries	4,737	4,275	314	289
Management fees	478	389	26	36
Taxes and other expenses	132	117	7	7
Foreign exchange rate movements	135	1,275	(72)	1,133
Total deductions	$5,482	$6,056	$275	$1,465
Net additions (deductions)	$4,579	$1,089	$320	$(1,066)
Balances, end of period	$94,967	$84,759	$7,099	$6,704

11.     Commitments, Guarantees and Contingencies

Guarantees of Sun Life Assurance Preferred Shares and Subordinated Debentures

SLF Inc. has provided a guarantee on the $150 of 6.30% subordinated debentures due 2028 issued by Sun Life Assurance. Claims under this guarantee will rank equally with all other subordinated indebtedness of SLF Inc. SLF Inc. has also provided a subordinated guarantee of the preferred shares issued by Sun Life Assurance from time to time, other than such preferred shares which are held by SLF Inc. and its affiliates. Sun Life Assurance has no outstanding preferred shares subject to the guarantee. As a result of these guarantees, Sun Life Assurance is entitled to rely on exemptive relief from most continuous disclosure and the certification requirements of Canadian securities laws.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2017	53

The following tables set forth certain consolidating summary financial information for SLF Inc. and Sun Life Assurance (consolidated):

Results for the three months ended	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustment	SLF Inc. (consolidated)
June 30, 2017
Revenue	$115	$6,648	$1,924	$(565)	$8,122
Shareholders’ net income (loss)	$597	$440	$93	$(533)	$597

June 30, 2016
Revenue	$113	$8,181	$2,111	$(872)	$9,533
Shareholders’ net income (loss)	$504	$313	$105	$(418)	$504

Results for the six months ended	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustment	SLF Inc. (consolidated)
June 30, 2017
Revenue	$228	$12,224	$3,558	$(879)	$15,131
Shareholders’ net income (loss)	$1,171	$827	$215	$(1,042)	$1,171

June 30, 2016
Revenue	$504	$15,396	$4,401	$(1,986)	$18,315
Shareholders’ net income (loss)	$1,068	$642	$7	$(649)	$1,068

Assets and liabilities as at	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustment	SLF Inc. (consolidated)
June 30, 2017
Invested assets	$22,901	$136,620	$6,298	$(22,267)	$143,552
Total other general fund assets	$8,763	$22,693	$19,002	$(32,255)	$18,203
Investments for account of segregated fund holders	$–	$102,015	$51	$–	$102,066
Insurance contract liabilities	$–	$117,340	$7,724	$(8,455)	$116,609
Investment contract liabilities	$–	$3,036	$–	$–	$3,036
Total other general fund liabilities	$9,348	$21,979	$14,644	$(26,805)	$19,166

December 31, 2016
Invested assets	$23,351	$134,624	$6,308	$(21,933)	$142,350
Total other general fund assets	$10,097	$24,154	$19,157	$(34,687)	$18,721
Investments for account of segregated fund holders	$–	$97,118	$49	$–	$97,167
Insurance contract liabilities	$–	$115,370	$7,523	$(7,836)	$115,057
Investment contract liabilities	$–	$2,913	$–	$–	$2,913
Total other general fund liabilities	$11,492	$23,805	$15,111	$(29,675)	$20,733

54	Sun Life Financial Inc.	Second Quarter 2017	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

12.     Earnings (Loss) Per Share

Details of the calculation of the net income (loss) and the weighted average number of shares used in the earnings per share computations are as follows:

	For the three months ended		For the six months ended
	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
Common shareholders’ net income (loss) for basic earnings per share	$574	$480	$1,125	$1,020
Add: increase in income due to convertible instruments(1)	2	2	5	5
Common shareholders’ net income (loss) on a diluted basis	$576	$482	$1,130	$1,025
Weighted average number of common shares outstanding for basic earnings per share (in millions)	614	613	614	613
Add: dilutive impact of stock options(2) (in millions)	1	1	1	1
Add: dilutive impact of convertible instruments(1) (in millions)	4	5	4	5
Weighted average number of common shares outstanding on a diluted basis (in millions)	619	619	619	619
Basic earnings (loss) per share	$0.93	$0.78	$1.83	$1.66
Diluted earnings (loss) per share	$0.93	$0.78	$1.83	$1.66

(1)	The convertible instruments are the Sun Life ExchangEable Capital Securities (“SLEECS”) – Series B issued by Sun Life Capital Trust.
(2)

Excludes the impact of 1 million stock options for the three months ended June 30, 2017 (1 million for the three and six months ended June 30, 2016) because these stock options were antidilutive for the period.

13.     Accumulated Other Comprehensive Income (Loss) and

            Non-Controlling Interests

13.A Accumulated Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss), net of taxes, are as follows:

	For the three months ended June 30, 2017					For the three months ended June 30, 2016
	Balance, beginning of period	Other comprehensive income (loss)	Other		Balance, end of period	Balance, beginning of period	Other comprehensive income (loss)	Balance, end of period
Items that may be reclassified subsequently to income:
Unrealized foreign currency translation gains (losses), net of hedging activities	$1,651	$(321)	$–		$1,330	$1,603	$(182)	$1,421
Unrealized gains (losses) on available-for-sale assets	281	59	–		340	295	158	453
Unrealized gains (losses) on cash flow hedges	(10)	(4)	–		(14)	(11)	(2)	(13)
Share of other comprehensive income (loss) in joint ventures and associates	10	(32)	–		(22)	46	(19)	27
Items that will not be reclassified subsequently to income:
Remeasurement of defined benefit plans	(299)	(61)	13	(1)	(347)	(244)	(32)	(276)
Revaluation surplus on transfers to investment properties	6	139	–		145	6	–	6
Total	$1,639	$(220)	$13		$1,432	$1,695	$(77)	$1,618
Total attributable to:
Participating policyholders	$15	$(3)	$–		$12	$13	$–	$13
Non-controlling interests	–	–	–		–	(1)	–	(1)
Shareholders	1,624	(217)	13		1,420	1,683	(77)	1,606
Total	$1,639	$(220)	$13		$1,432	$1,695	$(77)	$1,618

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2017	55

	For the six months ended June 30, 2017					For the six months ended June 30, 2016
	Balance, beginning of period	Other comprehensive income (loss)	Other		Balance, end of period	Balance, beginning of period	Other comprehensive income (loss)	Balance, end of period
Items that may be reclassified subsequently to income:
Unrealized foreign currency translation gains (losses), net of hedging activities	$1,749	$(419)	$–		$1,330	$2,385	$(964)	$1,421
Unrealized gains (losses) on available-for-sale assets	211	129	–		340	225	228	453
Unrealized gains (losses) on cash flow hedges	(6)	(8)	–		(14)	3	(16)	(13)
Share of other comprehensive income (loss) in joint ventures and associates	–	(22)	–		(22)	76	(49)	27
Items that will not be reclassified subsequently to income:
Remeasurement of defined benefit plans	(291)	(69)	13	(1)	(347)	(218)	(58)	(276)
Revaluation surplus on transfers to investment properties	6	139	–		145	6	–	6
Total	$1,669	$(250)	$13		$1,432	$2,477	$(859)	$1,618
Total attributable to:
Participating policyholders	$16	$(4)	$–		$12	$18	$(5)	$13
Non-controlling interests	–	–	–		–	–	(1)	(1)
Shareholders	1,653	(246)	13		1,420	2,459	(853)	1,606
Total	$1,669	$(250)	$13		$1,432	$2,477	$(859)	$1,618

(1)

During the second quarter of 2017, the Company transferred cumulative remeasurement losses of $13 from accumulated other comprehensive income (loss) to retained earnings as a result of the termination and complete settlement of the defined benefit pension plan of a U.S. subsidiary within the SLF Asset Management segment.

13.B Non-Controlling Interests

In 2016, non-controlling interests reported in our Consolidated Statements of Operations and Consolidated Statements of Comprehensive Income (Loss) pertained to the 25% third party interest in Sun Life Vietnam Insurance Company Limited (formerly PVI Sun Life Insurance Company Limited) that was recognized when we obtained control of that entity in the first quarter of 2016. The non-controlling interests were subsequently acquired by us in the fourth quarter of 2016. As a result, we do not have any non-controlling interests as of December 31, 2016. Further details on transactions with non-controlling interests are included in Note 3 of our 2016 Annual Consolidated Financial Statements.

The following table summarizes changes to non-controlling interests for the six months ended June 30, 2016:

For the six months ended June 30, 2016
Balance, beginning of period	$–
Non-controlling interests arising from acquisitions	18
Net income (loss)	(1)
Total other comprehensive income (loss) for the period (Note 13.A)	(1)
Total non-controlling interests, end of period	$16

14.     Subsequent Event

On August 9, 2017, SLF Inc. announced that the Board of Directors had authorized the purchase of up to 11.5 million common shares through a normal course issuer bid. The bid is expected to commence on August 14, 2017 and continue until August 13, 2018 or such earlier date as SLF Inc. completes its purchases. The purchases will be made through the facilities of the Toronto Stock Exchange, other Canadian stock exchanges and/or alternative Canadian trading platforms, at prevailing market rates. Purchases may also be made by way of private agreements or share repurchase programs under issuer bid exemption orders issued by securities regulatory authorities. Any purchases made under an exemption order issued by a securities regulatory authority will generally be at a discount to the prevailing market price. Any common shares purchased by SLF Inc. will be cancelled.

56	Sun Life Financial Inc.	Second Quarter 2017	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)